EXHIBIT 99.1

DEFSEC Technologies Inc. Announces Third Quarter Fiscal 2026 Results

•	Revenue from digitization services on Government programs up 121% from Q3 Fiscal 2025, with total revenue up 92% over the same period;
•	Gross margin $ increase of 126%, with improvement in gross margin to 33.1% from 28.2% in Q3 Fiscal 2025;
•	Strong cash and AR position of +$5.8 million; and
•	Test and Evaluation of BLISS™ completed with U.S. Army Vehicle Program and invitation to an additional invitation-only U.S. Army-Hosted Evaluation for a separate program.

OTTAWA, ON, Aug. 13, 2026 /CNW/ - DEFSEC Technologies Inc. (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCW) ("DEFSEC" or the "Company") is pleased to announce the highlights of its Fiscal 2026 third quarter ("Q3 Fiscal 2026") results. This announcement is a summary only and should be read in conjunction with DEFSEC's unaudited condensed consolidated interim financial statements for the three and nine months ended June 30, 2026 and 2025 and related management's discussion and analysis for the three and nine months ended June 30, 2026, all of which have been filed on SEDAR+ and EDGAR. All figures are stated in Canadian Dollars unless otherwise noted.

Strong continued growth in defence software business

"The continued growth this quarter in our defence software business is further evidence of our commitment to growing a predictable, long-term stable base of revenue and margin from strategically important military programs," said Sean Homuth, President and CEO.

Additional launch milestones achieved

The Company has achieved significant milestones with its product roadmap during Q3. On May 6, 2026, the Company commercially released DEFSEC Lightning™ 2.0, its cloud-hosted, TAK-enabled real-time situational awareness SaaS platform for Critical Incident Management, with one Canadian police agency having subscribed ahead of full release. On May 13, 2026, the Company commercially released its ARWEN® 40mm baton ammunition, now in full-rate production, for use with third-party 40mm launchers.

"Achieving these product commercialization milestones marks an important step in catalyzing further revenue growth and diversification in the public safety market," said Mr. Homuth.

Q3 Fiscal 2026 Financial Highlights:

Three months ended June 30,

	2026	2025
(in thousands of $,unless otherwise stated)	$	$
Revenue	2,722.2	1,417.5
Gross margin	901.7	399.5
Gross margin %[1]	33.1%	28.2%
Operating expenses	3,463.1	2,221.8
Adjusted EBITDA loss[1]	(1,942.7)	(1,491.5)

As at

	June 30, 2026	September 30, 2025
(in thousands of $)	$	$
Cash and short-term investments	3,529.7	6,733.9
Trade and other receivables	2,309.1	1,494.2
Current assets	6,835.2	8,946.0
Total assets	10,451.7	12,921.5
Current liabilities	3,160.6	2,918.2
Total liabilities	5,341.3	5,119.8
Working capital	3,674.6	6,027.8
___________________________________ [1] Unaudited, non-IFRS measure. See "Non-IFRS Measures" in this news release.

U.S Army testing of BLISS™

The Company announces the completion of test and evaluation of its networked BLISS™ at a United States Army test center, where the systems were tested in support of a U.S. Army vehicle program. The completed testing follows the Company's shipment of two new networked BLISS™ systems to the US Army test center, announced on April 29, 2026.

Building on this milestone, the Company further announced that it has been invited by a U.S. Army program office to participate in a U.S. Army-hosted sensor test and evaluation scheduled to take place in late August 2026 at another U.S. Army test range. The invitation reflects the performance of BLISS™ in testing to date and provides DEFSEC with a significant opportunity to demonstrate the system's capabilities in an operationally relevant environment before U.S. Army program stakeholders.

The patent-pending BLISS™ system alerts operators to laser activity across the battlespace, providing critical early warning and valuable seconds to assess, evade, defend, and deploy countermeasures. Miniaturized BLISS™ sensors can be mounted on vehicles and fixed infrastructure, or worn on personnel, to affordably blanket a battlespace with sensors for enhanced survivability, situational awareness and battlespace intelligence in contested environments. Beyond real-time detection, BLISS™ incorporates enhanced laser pulse signature capture and analysis to help identify the source, intent, and affiliation of detected emissions, transforming laser warning into shared, actionable battlespace information.

"The completion of US Army testing and this latest invitation to demonstrate BLISS™ at an additional U.S. Army-hosted event is strong validation of our technology roadmap for battlespace laser detection and intelligence," said Mr. Homuth. "This event puts BLISS™ in front of the operators and decision-makers who will shape future requirements, and it is a meaningful step toward fielding this capability to protect soldiers and high-value assets in the battlespace. With multiple U.S. Army programs testing and evaluating the BLISS™, we see validation that this product solves a problem that matters to warfighters."

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The Company also has a new proprietary less-lethal product line branded PARA SHOT™ with applications across all segments of the less-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "have sight of", "believe", or "continue", the description of "optimism", "momentum" or "interest", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties that are documented in detail in the Company's public filings. Forward-looking statements included in this include, but are not limited to: management's belief of sufficiency of available financial resources to support forecasted activities in 2026 based on cash on hand, anticipated revenue streams and planned expenditures in the fiscal year, subject to execution of the Company's operating plan and other risks and factors described in its public filings; interest in DEFSEC Lightning™ 2.0 or other products and services as well as timing of full implementation, subscription uptake or commercial release thereof; the Company's estimates of program billings on an annualized go-forward basis and increases to annualized gross margin on a go-forward basis and extent thereof, if any; the outcome and timing of test and evaluation activities for BLISS™ at the United States Army Yuma Test Center and whether such activities result in follow-on orders; the ability to sustain full-rate production of, and demand for, ARWEN® 40mm baton ammunition; the stage of scaled production for the PARA SHOT™ technology into new training cartridges and timing of release thereof; the intended use of net proceeds from the June 2026 registered direct offering and concurrent private placement and whether any warrants are exercised; and management's belief that its extensive customer base of law enforcement agencies for ARWEN® throughout North America is a ready market for its new products like PARA SHOT™ as well as DEFSEC Lightning™.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to execute on its current operating plan and/or fiscal 2026 forecasted activities, DEFSEC's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in fiscal 2026 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by DEFSEC, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN® and PARA SHOT™ products, inability to commercialize DEFSEC's Battlespace Laser Identification Sensor System (BLISS™), inability to secure or complete the execution of government contracts, inability to drive growth in DEFSEC's ARWEN® product line, inability to advance the commercialization of DEFSEC's PARA SHOT™ products, delay or inability to grow subscriptions for DEFSEC's Lightning™ 2.0 SaaS offering, lower than expected or delayed demand for DEFSEC's BLISS™, overall interest in DEFSEC's products being lower than anticipated or expected; general economic and stock market conditions; a stagnation or decrease in North American defence and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere, including changes to the continued listing requirements of the Nasdaq Capital Market and the TSX Venture Exchange; the inability of DEFSEC to implement and execute its business strategies; the Company's ability to raise additional capital when required and on acceptable terms; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Non-IFRS Measures

This news release makes reference to certain non-IFRS measures. These measures are not recognized measures under the International Financial Reporting Standards ("IFRS"), do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

The non-IFRS measures used in this news release include "program billings on an annualized go-forward basis" and "Adjusted EBITDA", which are unaudited, non-IFRS measures.

"Program billings on an annualized go-forward basis", refers to programmatic revenue based on the roles staffed for a full year at the program billing rate. Management believes program billings on annualized go-forward basis is a useful measure because it reflects management's estimate of annualized revenues based on current contractual taskings as of the date of this release. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is revenue.

"Adjusted EBITDA" refers to the sum of revenue, cost of goods sold, general and administrative expense, sales and marketing expense, and research and development expense as determined by management. Adjusted EBITDA is provided to assist readers in determining the ability of the Company to generate cash from operations and to cover financial charges. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is operating loss.

These non-IFRS financial measures reflect an additional way of viewing aspects of the Company's operations that, when viewed with IFRS results and the reconciliations to the corresponding IFRS financial measures, may provide a more complete understanding of factors and trends affecting the Company's business. Because non-IFRS financial measures exclude the effect of items that will increase or decrease the Company's reported results of operations, management strongly encourages investors to review the Company's consolidated financial statements and publicly filed reports in their entirety under the Company's profile on EDGAR and SEDAR+.

View original content to download multimedia:https://www.prnewswire.com/news-releases/defsec-technologies-inc-announces-third-quarter-fiscal-2026-results-302850429.html

SOURCE DEFSEC Technologies Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2026/13/c0855.html

%CIK: 0001889823

For further information: For further information, please contact: Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer, welsh@defsectec.com, (613) 241-1849 EXT 102; Sean Homuth, President and Chief Executive Officer, homuth@defsectec.com, (613) 863-1255

CO: DEFSEC Technologies Inc

CNW 07:29e 13-AUG-26